Exhibit 99.1

14th July, 2003

The Listing Department
The National Stock Exchange of India          Fax No: 26598237/38
Exchange Plaza,
Bandra Kurla Complex
Mumbai,

Dear Sir,

Re: Unaudited Financial results for the quarter ended 30th June, 2003

Pursuant to clause 41 of the Listing Agreement, we send herewith our Unaudited Financial results for the quarter ended 30th June, 2003 and the segment wise reporting in duplicate approved at the Board meeting today and the press release in this connection.

We will publish the results in the Business Standard and Sakal within 48 hours.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

Encl: a/a

Unaudited financial results for the quarter ended June 30, 2003
(Rs in lacs)

		Unaudited Results	Unaudited Results	Audited Results for
		for the quarter	for the quarter	the year ended
	Particulars	ended 30/06/2003	ended 30/06/2002	31/03/2003

1	Interest earned (a) + (b) + (c) + (d)	58446	47916	202297
a	Interest/discount on advances/bills	25724	17600	78668
b	Income on investments	30685	26212	111295
c	Interest on balances with Reserve Bank of India and other inter bank funds	1882	4047	12044
d	Others	155	57	290
2	Other income	13273	8132	47310
A	Total income (1+2)	71719	56048	249607
3	Interest expended	29938	29067	119196
4	Operating expenses (e) + (f)	19354	12018	59183
e	Payment to and provision for employees	5155	3164	15195
f	Other operating expenses	14199	8854	43988
B	Total expenditure (3) + (4) (excluding provisions & contingencies)	49292	41085	178379
C	Operating profit (A – B) (Profit before provisions and contingencies)	22427	14963	71228
D	Other provisions and contingencies	6650	3462	14143
E	Provision for taxes	5049	3260	18325
F	Net profit (C– D– E)	10728	8241	38760
5	Paid up equity share capital (face value Rs. 10)	28315	28179	28205
6	Reserves excluding revaluation reserve			196278
7	Analytical Ratios:
(i)	Percentage of shares held by Government of India	Nil	Nil	Nil
(ii)	Capital adequacy ratio	11.79%	15.08%	11.12%
(iii)	Earnings per share (par value Rs.10/- each)
	Basic	3.79	2.92	13.75
	Diluted	3.51	2.73	12.79

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are: (Rs in lacs)

	Unaudited Results	Unaudited Results	Audited Results
	for the quarter	for the quarter	for the year
	ended 30/06/2003	ended 30/06/2002	ended 31/03/2003

1. Segment Revenue
a) Wholesale Banking	48117	42660	179771
b) Retail Banking	55826	43777	193144
c) Treasury	9780	8866	42499

Total	113723	95303	415414

Less: Inter Segment Revenue	42004	39255	165807

Income from Operations	71719	56048	249607

2. Segment Results
a) Wholesale Banking	8562	6512	27222
b) Retail Banking	3726	3292	14333
c) Treasury	3489	1697	15530

Total Profit Before Tax	15777	11501	57085

3. Capital Employed
(Segment assets — Segment liabilities)
a) Wholesale Banking	876736	675502	715704
b) Retail Banking	(624194)	(645521)	(587010)
c) Treasury	(24270)	169673	96202

Total	228272	199654	224896

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the ICAI.

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on July 14, 2003.

2.	The Bank allotted 11,06,500 shares on April 7, 2003 and 3,28,800 shares on July 4, 2003 pursuant to the exercise of stock options by certain employees.

3.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profits from debt securities.

4.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current periods classification.

5.	The above results for the quarter ended June 30, 2003, have been subjected to a “Limited Review” by the auditors of the bank, as per the listing agreements with The Stock Exchange, Mumbai, the National Stock Exchange and the The Stock Exchange, Ahmedabad.

6.	Status of shareholder complaints received during the quarter ended June 30, 2003:

Total complaints pending for the quarter ended March 31, 2003	Nil
Total complaints received during the quarter ended June 30, 2003	37
Total complaints resolved during the quarter ended June 30, 2003	37
Total complaints pending for the quarter ended June 30, 2003	Nil

7.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: July 14, 2003	Managing Director

Balance Sheet as at end of first quarter

(Rs. crores)

	As at	As at
	30-06-2003	30-06-2002

CAPITAL AND LIABILITIES
Capital	283	282
Reserves and Surplus	2087	1749
Employees’ Stock Options (Grants) Outstanding	4	8
Deposits	23340	17602
Borrowings	2510	383
Subordinated debt	200	200
Other Liabilities and Provisions	2455	1804

Total	30879	22028

ASSETS
Cash and balances with Reserve Bank of India	1230	989
Balances with Banks and Money at Call and Short notice	1033	1931
Investments	14449	10379
Advances	11937	7227
Fixed Assets	548	387
Other Assets	1682	1115

Total	30879	22028

NEWS RELEASE

HDFC BANK LTD. — FINANCIAL RESULTS (INDIAN GAAP)
FOR THE QUARTER ENDED JUNE 2003

The Board of Directors of HDFC Bank Limited approved the Bank’s accounts for the quarter ended June 30, 2003 at its meeting on Monday, July 14, 2003. The accounts have been subjected to limited review by the bank’s statutory auditors in line with regulatory guidelines.

FINANCIAL RESULTS:

For the quarter ended June 30, 2003, the Bank has posted a strong performance with total income of Rs.717.2 crores as against Rs.560.5 crores in the corresponding quarter ended June 30, 2002. Net revenues (net interest income plus other income) for the quarter ended June 30, 2003 were Rs.417.8 crores, up 54.9 % over Rs.269.8 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2003 increased by Rs.96.6 crores to Rs.285.0 crores, driven by average asset growth of 29.7% and an improvement in the net interest margin which crossed 3.5% for the quarter.

Other income for the quarter ended June 30, 2003 was Rs.132.7 crores (Rs.81.3 crores in the corresponding quarter ended June 2002), consisting principally of fees & commissions of Rs.65.0 crores, profit on sale of investments of Rs.38.6 crores and foreign exchange & derivatives revenues of Rs.28.8 crores. Operating expenses for the quarter increased by Rs. 73.4 crores to Rs.193.5 crores, driven primarily by higher marketing & distribution expenses related to the retail asset and credit cards businesses and a continued increase in infrastructural investments to support future growth. Provisions and contingencies for the quarter were Rs.66.5 crores, comprising primarily general & specific loan loss provisions of Rs.50.1 crores and mark-to-market provisions & amortization of premia (for investments in the Held to Maturity category) of Rs.12.3 crores. Profit Before Tax was Rs.157.8 crores for the quarter ended June 30, 2003, up 37.2 % over the corresponding quarter in 2002. After providing Rs.50.5 crores for taxation (Rs.32.6 crores for the corresponding quarter of the previous year), the Bank earned a Net Profit of Rs.107.3 crores, a 30.2 % increase over the first quarter of the previous year.

Balance sheet growth was also healthy, driven primarily by retail growth in both the deposit and loan franchises. As on June 30, 2003, total deposits were Rs.23340 crores, an increase of 32.6 % over Rs.17602 crores as of June 30, 2002. The Bank continued to successfully leverage its expanded branch network and enhanced customer acquisition to build Savings Account deposits which touched Rs.5237 crores, an increase of 55.9 % over June 30, 2002. The Bank’s core customer assets (including advances, corporate debentures, CPs, etc.) increased from Rs. 9865 crores as of June 30, 2002 to Rs. 14113 crores as of June 30, 2003, a growth 43.1%. Retail loans grew 132.9 % on a year-on-

year basis to Rs. 3790 crores and now form 30.8 % of gross advances as against 21.7 % of gross advances as at June 30, 2002.

BUSINESS UPDATE:

During the current financial year so far, the Bank’s growth in each of its major business franchises has remained healthy. Total number of retail accounts increased by over 30% from 2.5 million in June 30, 2002 to 3.3 million as of June 30, 2003. As of June 30, 2003, the branch network comprised of 241 branches in 129 locations as against 187 branches in 89 locations in June 2002. Portfolio quality remained among the best in the Indian banking industry with Net NPAs at less than 0.3% of customer assets.

The total Capital Adequacy Ratio (CAR) was 11.79% against the regulatory minimum of 9%.

Note:	i)	Rs.= Indian Rupees
	ii)	1 crore = 10 million
	iii)	All figures and ratios are in accordance with Indian GAAP

Certain statements in this release which contain words or phrases such as “continue to”, “remains”, “should”, “will”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks as well as other risks detailed in the reports filed with the U S Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.